SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL LAMPOON, INC.
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

636637100
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel S. Laikin
Chief Executive Officer
National Lampoon, Inc.
8228 Sunset Boulevard
Los Angeles, California 90046
(310) 474-5252
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Mary Ann Sapone, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 400
Los Angeles, California 90024
(310) 208-1182

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$1,006,249	$50.31
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

National Lampoon, Inc. (the “Company”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 17, 2008 relating to the Company’s offer made to holders of warrants that were issued to investors who purchased the Company’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock.   In exchange for the warrant holder exercising a portion of the warrants to purchase at least 10% of the Common Stock covered by the warrants, the Company agreed to extend the expiration date of the warrant holder’s remaining warrants from December 9, 2008 to December 9, 2010.  Holders of warrants that were issued to investors who purchased the Company’s Series B Convertible Preferred Stock had the expiration date of their warrants extended from May 31, 2008 to December 9, 2008, irrespective of whether or not they participated in the Offer.

On August 8, 2008 the Company issued a press release announcing the final results of the offer, a copy of which is attached hereto as exhibit (a)(1)(D).

Item 12.                      Exhibits

Item 12 of Schedule TO is hereby amended to add the following exhibit.

(a)(1)(D)	Press Release dated August 8, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2008                                                            National Lampoon, Inc.

By:/s/ Daniel S. Laikin
      Daniel S. Laikin, Chief Executive Officer